Exhibit 99.3

NOTICE OF SPECIAL MEETING OF ALEXCO SHAREHOLDERS, ALEXCO OPTIONHOLDERS,

ALEXCO RSU HOLDERS AND ALEXCO DSU HOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of holders (the “Alexco Shareholders”) of common shares (“Alexco Shares”), holders (the “Alexco Optionholders”) of options (“Alexco Options”), holders (the “Alexco RSU Holders”) of restricted share units (“Alexco RSUs”) and holders of deferred share units (the “Alexco DSU Holders” and collectively with the Alexco Shareholders, the Alexco Optionholders and the Alexco RSU Holders, the “Alexco Securityholders”) deferred share units (“Alexco DSUs”, collectively with the Alexco Shares, the Alexco Options and the Alexco RSUs, the “Alexco Securities”) of Alexco Resource Corp. (the “Company” or “Alexco ”) will be held at the offices of Blake, Cassels & Graydon LLP, 595 Burrard Street, Suite 2600, Vancouver, British Columbia, V7X 1L3 on August 30, 2022 at 10:00 a.m. (Vancouver time) for the following purposes:

1.	in accordance with the interim order of the Supreme Court of British Columbia (the “Court”) dated July 27, 2022 (the “Interim Order”), for Alexco Securityholders to consider and, if deemed advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”), the full text of which is set forth in Appendix “A” to the accompanying management information circular of Alexco dated July 28, 2022 (the “Circular”), approving a plan of arrangement (the “Arrangement”) involving Alexco and 1080980 B.C. Ltd. (“108”), a subsidiary of Hecla Mining Company (“Hecla Parent”), and the Alexco Securityholders under Section 288 of the Business Corporations Act (British Columbia) (“BCBCA”), all as more particularly described in the Circular; and

2.	to transact such further or other business as may properly come before the Meeting and any adjournments or postponements thereof.

The completion of the Arrangement is conditional upon, among other things, the approval of the Arrangement Resolution by the Alexco Securityholders and the receipt of all regulatory and court approvals.

Specific details of the matters to be put before the Meeting are set forth in the Circular.

The board of directors of Alexco (the “Board”) unanimously recommends that the Alexco Securityholders vote FOR the Arrangement Resolution.

Pursuant to the Interim Order, the record date is July 20, 2022 (the “Record Date”) for determining Alexco Securityholders who are entitled to receive notice of and to vote at the Meeting. Only registered shareholders of Alexco (“Registered Alexco Shareholders”), Alexco Optionholders, Alexco RSU Holders and Alexco DSU Holders, as of July 20, 2022, are entitled to receive this notice of the Meeting (“Notice of Meeting”) and to attend and vote at the Meeting. This Notice of Meeting is accompanied by the Circular, proxy forms and, for Registered Alexco Shareholders and Alexco RSU Holders, a letter of transmittal (the “Letter of Transmittal”).

Each Registered Alexco Shareholder whose name is entered on the securities register of the Company at the close of business on the Record Date is entitled to one vote for each Alexco Share registered in his, her or its name. Each Alexco Optionholder, Alexco RSU Holder or Alexco DSU Holder whose name is entered on the applicable securities register of the Company for such securities at the close of business on the Record Date is entitled to one vote for each Alexco Option, Alexco RSU and Alexco DSU held in his, her or its name.

Registered Alexco Shareholders, Alexco Optionholders, Alexco RSU Holders, Alexco DSU Holders and duly appointed proxyholders will be able to vote at the Meeting either in person or by proxy. Beneficial holders of Alexco Shares (the “Beneficial Alexco Shareholders”) who have not duly appointed themselves as proxyholders may attend the Meeting as guests. Guests may attend but cannot vote at the Meeting.

2022 Special Meeting of Securityholders

In order to vote by proxy, Registered Alexco Shareholders must fill out the YELLOW form of proxy and Alexco Optionholders, Alexco RSU Holders and Alexco DSU Holders must fill out the GREEN form of proxy. If you are both a Registered Alexco Shareholder and an Alexco Optionholder, Alexco RSU Holder and/or an Alexco DSU Holder and are voting by proxy, you must fill out BOTH the YELLOW and the GREEN forms of proxy to ensure your vote is properly counted.

Registered Alexco Shareholders, Alexco Optionholders, Alexco RSU Holders and Alexco DSU Holders who are unable to attend the Meeting are encouraged to read, complete, sign, date and return the applicable enclosed form(s) of proxy in accordance with the instructions set out therein and in the Circular. In order to be valid for use at the Meeting, proxies must be received by our transfer agent, Computershare Investor Services Inc., by 10:00 a.m. (Vancouver time) on August 26, 2022 or at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting in the event of any adjournment or postponement thereof.

Registered Alexco Shareholders, Alexco Optionholders, Alexco RSU Holders, Alexco DSU Holders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting. An Alexco Shareholder, Alexco Optionholder, Alexco RSU Holder or Alexco DSU Holder who wishes to appoint a person other than the management nominees identified on the applicable form(s) of proxy or voting instruction form (“VIF”), as applicable, to represent him, her or it at the Meeting may do so by inserting such person’s name in the blank space provided in the applicable form(s) of proxy or VIF, as applicable, and following the instructions for submitting such form of proxy or VIF, as applicable. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your applicable form(s) of proxy or VIF. If you wish that a person other than the management nominees identified on the form of proxy or VIF attend and participate at the Meeting as your proxy and vote your Alexco Shares, Alexco Options, Alexco RSUs and/or Alexco DSUs, including if you are not a Registered Alexco Shareholder and wish to appoint yourself as proxyholder to attend, participate and vote at the Meeting, you MUST submit your form of proxy (or proxies) or VIF, as applicable.

Voting by proxy will not prevent you from voting at the Meeting if you attend the Meeting but will ensure that your vote will be counted if you are unable to attend. Beneficial Alexco Shareholders should carefully follow the instructions of their intermediaries to ensure that their Alexco Shares are voted at the Meeting in accordance with such Alexco Shareholder’s instructions. Please refer to the section in the Circular entitled “Information Concerning the Meeting – Proxies and Voting – Beneficial Shareholder Voting” for information on how to vote your securities if you are a Beneficial Alexco Shareholder.

The form of proxy and the VIF confers discretionary authority with respect to: (i) amendments or variations to the matters of business to be considered at the Meeting; and (ii) other matters that may properly come before the Meeting. As of the date hereof, the management of Alexco knows of no amendments, variations or other matters to come before the Meeting other than the matters set forth in this Notice of Meeting. Alexco Shareholders who are planning on returning the accompanying form of proxy or VIF are encouraged to review the Circular carefully before submitting the proxy form or VIF. It is the intention of the persons named in the enclosed form of proxy or VIF, if not expressly directed otherwise in such form of proxy or VIF, to vote FOR the Arrangement Resolution.

Registered Alexco Shareholders as of the Record Date have been granted the right to dissent in respect of the Arrangement Resolution. If the Arrangement Resolution is passed, a Registered Alexco Shareholder as of the Record Date that has duly and validly exercised their dissent rights has the right to be paid the fair value of its, his or her Alexco Shares in accordance with the provisions of Division 2 of Part 8 of the BCBCA as modified by the Interim Order, the Plan of Arrangement and any other order of the Court, giving effect to the Arrangement. The right of a Registered Alexco Shareholder to dissent is more particularly described in the Circular and a complete copy of Division 2 of Part 8 of the BCBCA is included as Appendix “I” to the Circular. To exercise this right, a Registered Alexco Shareholder as of the Record Date must (i) provide to Alexco by mail c/o Blake, Cassels & Graydon LLP, 595 Burrard Street, Suite 2600, Vancouver BC V7X 1L3 attention: Alexandra Luchenko, or by email to alexandra.luchenko@blakes.com by no later than 5:00 p.m. (Vancouver time) on the date that is not later than the day that is at least two days (excluding Saturdays, Sundays and holidays in the Province of British Columbia) prior to the Meeting, a written objection to the Arrangement Resolution and (ii) otherwise comply strictly with the provisions of Division 2 of Part 8 of the BCBCA as modified by the Interim Order, the Plan of Arrangement and any other order of the Court. Failure to comply strictly with the requirements set forth in Division 2 of Part 8 of the BCBCA as modified by the Interim Order, the Plan of Arrangement and any other order of the Court may result in the loss of any right to dissent. It is strongly suggested that any Registered Alexco Shareholder wishing to dissent seek independent legal advice.

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2022 Special Meeting of Securityholders

If you have any questions or require any assistance in completing your proxy, please contact Laurel Hill Advisory Group, by telephone at: 1-877-452-7184 (North American Toll Free) or 1-416-304-0211 (Outside North America); or by email at: assistance@laurelhill.com.

Dated at Vancouver, British Columbia as of the July 28, 2022.

BY ORDER OF THE BOARD OF DIRECTORS OF ALEXCO RESOURCE CORP.

(signed)	“Clynton Nauman”

Clynton Nauman Chairman and Chief Executive Officer Alexco Resource Corp.

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